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                    January 31, 2024

       David A. Martin
       SVP and Chief Financial Officer
       Titan International, Inc.
       1525 Kautz Road, Suite 600
       West Chicago, IL 60185

                                                        Re: Titan
International, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            File No. 001-12936

       Dear David A. Martin:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Manufacturing